UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CAPITAL PRODUCT PARTNERS L.P. 77260-1 FOLD AND DETACH HERE This proxy when properly executed will be voted in the manner directed herein. If no instructions are given, this proxy will be voted FOR items 1 and 2. To vote in accordance with the Board’s recommendations, just sign and date below; no boxes need to be checked. The Board of Directors recommends a vote “FOR” the nominee for Director in Item 1 and “FOR” the nominee for Director in Item 2 FOR AGAINST ABSTAIN Please mark your votes as indicated in this example X 1. Election Of Class III Director Until The 2013 Annual Meeting Nominees: a. Keith Forman 2. Election Of Class III Director Until The 2013 Annual Meeting Nominees: a. Evangelos G. Bairactaris Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date

You can now access your Capital Product Partners L.P. account online. Access your Capital Product Partners L.P. account online via Investor ServiceDirect® (ISD). BNY Mellon Shareowner Services, the transfer agent for Capital Product Partners L.P., now makes it easy and convenient to get current information on your shareholder account. View account status View payment history for dividends View certificate history Make address changes View book-entry information Obtain a duplicate 1099 tax form Visit us on the web at http://www.bnymellon.com/shareowner/isd For Technical Assistance Call 1-877-978-7778 between 9am-7pm Monday-Friday Eastern Time Investor ServiceDirect® Available 24 hours per day, 7 days per week TOLL FREE NUMBER: 1-800-370-1163 Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment. FOLD AND DETACH HERE CAPITAL PRODUCT PARTNERS L.P. 2010 ANNUAL GENERAL MEETING OF LIMITED PARTNERS JULY 22, 2010 The undersigned being a limited partner of Capital Product Partners L.P. (the “Company”) HEREBY APPOINTS the Secretary of the Board of Directors, Mr. Evangelos G. Bairactaris, or, if Mr. Bairactaris is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Units of the Company that the undersigned would be entitled to vote if personally present at the 2010 Annual General Meeting of Limited Partners of the Company, to be held at 3 Iassonos Street, 18 537 Piraeus, Greece on July 22, 2010 at 11:30 a.m. and at any adjournment or postponement thereof, and, in their discretion, on all other matters that may properly come before such meeting, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR DIRECTOR IN BOTH ITEM 1 AND ITEM 2. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTIONS ARE GIVEN AS TO ANY ITEMS SET FORTH HEREIN, THE PROXY WILL BE VOTED “FOR” THE NOMINEE FOR DIRECTOR IN ITEM 1 AND “FOR” THE NOMINEE FOR DIRECTOR IN ITEM 2. YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE TODAY. BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250 (PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED) 77260-1 Address Change/Comments (Mark the corresponding box on the reverse side)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By:	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: June 21, 2010